UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                 General Employment Enterprises, Inc.
                 ------------------------------------
                            (Name of Issuer)

                     Common Stock, no par value
                 ------------------------------------
                    (Title of Class of Securities)

                      Common Stock, No Par Value
                    (Title of Class of Securities)


                                224051102
                              ------------
                             (CUSIP Number)


                               Joe Shultz
                         721 Winding Oaks Trail
                          Louisville, KY  40223
                           Phone: 502-386-1525
                         ---------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                             July 25, 2014
      (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


(Continued on following pages)

---------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224051102

1.	 Names of Reporting Persons:

         Joe Shultz

2.       Check the appropriate box if a member of a group

	 (a) [  ]    (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS	 Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2 (e) /_/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The reporting person is a U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER     13,154,590*

8.       SHARED VOTING POWER   0

9.       SOLE DISPOSITIVE POWER  13,154,590

10.      SHARED DISPOSITIVE POWER   0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,154,590

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   52%

14.	 TYPE OF REPORTING PERSON        IN

* Assuming exercise by the Reporting Person of his right to purchase the loan described below.

This Schedule 13D reports the entry by Joe Shultz into an Asset Purchase and Assignment Agreement (the "Purchase Agreement") with FSGBank, N.A. to purchase the loan (the "Loan") FSG has with LEED HR, LLC and Michael
Schroering  (collectively,  the  "Borrowers").   The  principal   amount
outstanding under the loan is approximately $1,350,000 and is secured by 13,154,590 shares of common stock in General Employment Enterprises, Inc. Under the Purchase Agreement Shultz enjoys the right to purchase the Loan within 30 days, and if he doesn't elect to purchase the Loan by August 24, 2014, he thereafter enjoys a right of first refusal to purchase the Loan.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, no par value per share, of General Employment Enterprises, Inc. GEE's principal executive offices are located at 184 Shuman Boulevard, Suite 420, Naperville, IL 60563.

Item 2.	Identity and background.

Joe Shultz is a U.S. citizen with an address at 721 Winding Oaks Trail, Louisville, KY 40223. Shultz is head of corporate development for Commonwealth Ordnance Finance Company and a private investor, including involvement in purchasing distressed commercial notes. Shulz has not been a party to a criminal or civil proceeding required to be disclosed herein.

Item 3.	Source and amount of funds or other consideration.

Not applicable.

Item 4.	Purpose of transaction.

Shultz entered into the Purchase Agreement primarily to realize a fee by collecting the amount due on the loan in excess of his purchase price for the Loan, either by selling the GEE shares and/or by getting a judgment on the defaulted note and executing against Schroering's personal assets.

A secondary purpose is to earn a fee for arranging the satisfaction of over $2.5 million of LEED's other obligations, almost all of which are in default and in litigation or reduced to judgment, and in connection with that working with LEED to bring an end to certain litigation relating to LEED's GEE shares.

Item 5.  Interest in Securities of the Issuer.

(a) Shultz beneficially owns 13,154,590 shares of GEE common stock, which amounts to 52 % of GEE's outstanding common stock based on his right to purchase the Loan and thereby immediately enjoy voting and divestment rights with respect to the GEE shares.

(b)  Shultz  presently  enjoys  no  voting  and  divestment  powers with respect to the LEED shares. If Shulz purchases the Loan, under the terms of the default provisions in the various Loan documents Shulz will enjoy the right to re-title the GEE shares into his name, divest the GEE shares, and vote the GEE shares.

(c)  None, other than as described above.

(d)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.

Item 7.  Materials to be filed as Exhibits.

To be filed by Amendment.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2014

/S/ Joe Shultz
----------------------------
Joe Shultz